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Entravision Communications Corporation Annual Report for 2001

Entravision Communications Corporation

Entravision Communications Corporation is a diversified Spanish-language media company in the United States, with major interests in television, radio, outdoor advertising and publishing.

We own and/or operate 36 primary television stations in top-50 U.S. Hispanic markets and are the principal affiliate group of the two major Spanish-language television broadcast networks of Univision Communications Inc. ("Univision"), the nation's leading Spanish-language television broadcast company and a major stockholder of Entravision.

We are one of the largest owners and operators of Spanish-language radio stations in the United States, with 54 stations located across the United States in markets with large Hispanic populations.

Our approximately 11,200 outdoor facings in Los Angeles and New York give us a major position in Hispanic neighborhoods of the two largest Hispanic markets in the United States. In addition, we own el diario/ LA PRENSA, *the oldest Spanish-language daily newspaper in New York, and one of the most influential Spanish-language publications in the nation.*

Entravision's headquarters are located in Santa Monica, California. The company's stock is traded on the New York Stock Exchange under the symbol "EVC."

Financial Highlights

In thousands, except share and per share data	2001	2000	2001 vs 2000 % Change	1999	2000 vs 1999 % Change
Net revenues	$ 208,908	$ 154,021	36	$ 58,999	161
Operating expenses	142,832	97,587	46	36,052	171
Broadcast cash flow	66,076	56,434	17	22,947	146
EBITDA	50,440	43,693	15	17,138	155
Net loss	(65,795)	(92,240)	(29)	(39,957)	131
Loss per share, basic and diluted	$ (0.66)	$ (0.27)	144	—	—
Weighted average common shares outstanding, basic and diluted	115,223,005	115,287,988	—	—	—
Pro forma net loss per common share-basic and diluted	—	$ (1.34)	—	$ (1.16)	16
Pro forma basic and diluted weighted average common shares outstanding	—	66,451,637	—	32,402,378	—

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U.S. Hispanics, totaling over 35 million, grew 58% or nearly 13 million since 1990, and have more than doubled in the last two decades.


Hispanic homeownership in the United States is at its highest level ever, growing 71% since 1990 and is increasing at 4 times the rate of total U.S. homeownership.

Consumer spending by U.S. Hispanics will

double to over $1 trillion by 2010.

The U.S. Hispanic population is dynamic as well as large. Its buying power grew by 106% in the last decade and is projected to grow at nearly 2 times the non-Hispanic rate, reaching approximately $1 trillion by 2010. The size, strength and growth rate of the Hispanic market make it one of the most important market segments in the U.S. economy for advertisers.

> Our Cities Have High Hispanic Populations

Among the 25 largest U.S. Hispanic markets, we own and/or operate Spanish-language media in 12 of the 15 fastest-growing markets, and, among all U.S. markets, we own and/or operate Spanish-language media in 12 of the 15 highest-density markets. The top-50 U.S. Hispanic markets continue to be our primary targets for expansion of our television and radio interests.

> Diversified Sources of Revenue

We are a diversified Spanish-language media company serving the U.S. Hispanic community. Of our $209 million in revenue in 2001, 75% came from broadcasting, with television accounting for 44% and radio 31%. Outdoor produced 15% of our revenue and publishing 10%. As a measure of our diversity, no single market in our television and radio business represents more than 8% of our total broadcast revenue and no outdoor advertiser represents more than 8% of outdoor sales.

> Census 2000

The U.S. Hispanic population accounted for 40% of total U.S. population growth in the 1990-2000 decade. In eight of Entravision's markets, Hispanics accounted for 100% of the population growth during the decade. The Census Bureau projects that the U.S. Hispanic population could be the second largest in the world by 2010, exceeded only by the Hispanic population of Mexico. The Census Bureau further projects that Hispanics will account for one out of every four Americans by the middle of the 21st century.


Hispanic-owned businesses in the United States have increased 30% since 1992 and are growing 4 times faster than all U.S. firms.


36% more U.S. Hispanics are employed in a managerial position or professional occupation than in 1995.

The U.S. Hispanic population could reach nearly 50 million by 2010, or approximately 17% of the U.S. population.

> *Television—New Univision Network Stations*

During 2001, we made important progress, expanding our Spanish-language television interests in the United States with five new full-power television stations that became Univision Network affiliates.

In early 2001, we entered the New England area for the first time with the acquisition of television stations in Boston and Hartford. In April, we launched a new television station in Tampa-St. Petersburg. At the same time, we launched a Univision affiliate in Santa Barbara, California, our fifth California market.

In May, we introduced a Univision television station in the 19-county Odessa–Midland, Texas communities, and, in November, we launched a new television station in Reno, Nevada, the tenth market where we own both television and radio properties.

Texas and California, the two states in which we have the greatest concentration of our television stations, represent the two largest Hispanic populations of any states in the nation and account for approximately 50% of the total U.S. Hispanic population.

> *Television—New Telefutura Network Stations*

In January 2002, we acquired a full-power television station in El Paso, Texas, our tenth Texas station and our first television market duopoly in Texas. This new television station became a Telefutura Network affiliate upon the January 14, 2002 launch of Univision's Telefutura Network, along with five new Entravision-owned low-power stations covering markets in Albuquerque, Denver, Las Vegas, Corpus Christi and Palm Springs. El Paso is the 16th-largest Hispanic market in the United States and Hispanics account for 76% of the city's total population and more than $8 billion in purchasing power. We also own four radio stations in this market, giving us exceptional cross-promotional capabilities with our television properties.


Since
Hispanic
have
72% of the
of all
age.


Reflecting rapid growth among voting-age Hispanics, 20% more Hispanics voted in the last Presidential election.

Entravision has one of the largest U.S. Hispanic audience radio networks in the nation, reaching approximately 20 million listeners.

In addition, we are managing four Telefutura Network stations, including Univision-owned full-power television stations in Washington, D.C., Tampa, Orlando and Boston. Our goal is to own or manage a Telefutura Network affiliate alongside each of our premier Univision Network stations. We can manage our own television stations and Univision's Telefutura Network stations efficiently by combining station responsibilities for the two networks under a single facility and management team in each market.

> Television—Ratings Leader

Our Univision television stations are the ratings leader among Spanish-language television stations in every one of our markets. In seven of our markets, we are the number-one television station in prime-time among adults 18-34 in any language. In addition, we brand our Univision television stations in many of our markets with strong local news coverage and community-based content. The strength of our ratings were such that in the November 2001 sweep, our early local newscast was first among all television stations in seven of our markets for adults 18-34 in any language. In every market we strive to be the voice of the Hispanic community.

> Radio—Audience Growth

We reach a potential 20 million Hispanics, or more than one-half of all U.S. Hispanics, with our 54 radio stations operating in 25 markets. By the end of 2001, we had completed the program reformatting at nearly all of our radio stations in order to better target specific segments of the Hispanic market. We also substantially increased the management depth of our radio group. Both of these improvements resulted in important ratings gains for our radio group last year.

A few of many examples from our performance in Fall 2001 versus Summer 2001 illustrate the success of our stations in matching our three principal music formats to the tastes of specific audiences in their markets. KJMN-FM in Denver, which airs the Romantica *(adult contemporary) format, increased its target audience of adults 18-49 by 100%.*


12 million, Hispan
present the larg
hnic youth con-
er group under
of 17 in the
States.


Hispanics under the age of 20 account for nearly 40% of the total U.S. Hispanic population and are the fastest growing Hispanic segment.

The U.S. Hispanic middle class is rapidly expanding as is their purchasing power and education.

KVRF-FM in Dallas, which broadcasts the Super Estrella (pop-rock) format, increased its target audience of adults 18-34 by 150%. KLNZ-FM in Phoenix, which airs the Tricolor (Mexican regional) format, increased its target audience of adults 18-34 by 50%.

Our radio stations are strategically positioned to benefit from an economic recovery because of improved programming better ratings, a strengthened sales effort, and our increased ability to cross-promote our television and radio properties in the same market. We anticipate significant growth in revenue and earnings for our radio group over the next five years.

> Outdoor and Publishing

We operate approximately 11,200 outdoor advertising faces in Los Angeles and New York City, the two largest Hispanic markets in the United States. These advertising faces are primarily of the smaller, neighborhood-oriented type, 8-sheet and 30-sheet sizes, and are located in high-density Hispanic neighborhoods.

Our publishing group consists of the el diario/LA PRENSA *daily newspaper in New York City, which provides a unique Spanish-language voice for the Hispanic community of greater New York and beyond. It is estimated that five times as many people read the newspaper daily as is indicated by its audited publication level of approximately 57,000.*

In the past year, we have emphasized the cross-selling of our New York outdoor advertising with el diario/LA PRENSA. *The two together offer excellent opportunities for advertisers who wish to tailor campaigns to Hispanic consumers in New York.*

> The Year Ahead

We expect to continue our growth pattern through acquisitions, and we anticipate strong internal growth for our television and radio broadcast groups and our outdoor and publishing interests. We believe all of our media operations will benefit from a steadily improving economy throughout 2002 and from the ever-increasing awareness of the importance and power of the U.S. Hispanic market.


Since 1995, 35%
more Hispanics have
attained a bachelor's
degree which is twice
the rate of the total
U.S. population.



Letter to Stockholders

The Right Place at the Right Time

Few imagined when we began Entravision five years ago with only a few Spanish-language television and radio stations that the Hispanic population would come to represent the fastest-growing and most vibrant market in the United States.

Census 2000, however, made the importance of the U.S. Hispanic population widely evident. It also affirmed our long-term vision of building a national multimedia company to serve the U.S. Hispanic consumer. The Hispanic population numbered 35.3 million people in 2000, 12.5% of the total U.S. population. One out of every eight Americans is Hispanic.

Census 2000 also revealed that previous U.S. Hispanic population estimates were underestimated by approximately 9%. This underestimation was even more evident in Entravision television markets, where Nielsen Media Research estimates of the Hispanic population were 15% less than actual census figures. Beginning in fourth quarter of 2002, Nielsen will fully incorporate the higher Census 2000 Hispanic figures into their population universe estimates. Once this happens, the Hispanic population estimates in which our television ratings are derived will be a more accurate reflection of the actual U.S. Hispanic population. We believe that this will result in increased ratings.

Similarly, when the Arbitron Company fully incorporates the Census 2000 data into the measurement samples of our radio markets, our radio stations will benefit from the more accurate U.S. Hispanic population estimates. We believe this will result in higher shares of listening.

As a diversified Spanish-language media company in the United States and the only company that owns both Spanish-language television and radio stations in the United States, Entravision is ideally positioned to benefit from one of the most exciting market opportunities in 21st century America.

2001 — A Year of Building

Acquisitions and internal expansion have produced tremendous growth for Entravision over the last five years. Our revenue climbed from $12 million in 1996 to $209 million in 2001. Our broadcast cash flow, a key measurement of earnings performance, grew from $4 million to $66 million over the same period.

A major focus of the company in 2001, therefore, was to integrate the significant acquisitions that produced a major part of this growth and take better advantage of opportunities to promote our interests across our different media platforms.

In the difficult fourth quarter of 2001, our television broadcast group outperformed the entire television industry, proving itself one of the most efficient and best-run television operations in the nation. In the fourth quarter, our television group achieved revenue growth of 8%, while revenue of English-language television broadcasters declined by approximately 20%.

In 2001, we concentrated on bringing to our radio group the same efficient management systems and marketing skills that we previously had implemented in our television group. We were successful in assimilating our entire radio group 54 stations by the end of 2001, into a central management headquarters and studio facility in San Jose, California. Using satellite transmission and advanced technology,

U.S. Hispanic Population
(estimated in millions)


50
40
30
20
10
1990
1995
2000
2005
2010
2015

Source: U.S. Census Bureau

U.S. Hispanic Buying Power
(estimated $ in billions)


1250
1000
750
500
250
1990
1995
2000
2005
2010
2015

Source: The Hispanic Consumer Market Report in 1999 and Forecasts to 2020; Standard & Poor's DRI, January 2001

we now broadcast the programming for most of our radio stations nationwide from our state-of-the-art facility, giving us significant economies in running our current and any future radio stations that we acquire.

We similarly strengthened the marketing side of our radio operations by forming Lotus/Entravision Reps LLC in August 2001 with a subsidiary of Lotus Communications Corp., a large privately-owned radio broadcast company. Through this alliance, we gained a dedicated national sales force that has significantly improved our national radio sales effort.

Performance in 2001

Entravision performed well for the year despite substantial pressures on our industry caused by the economic downturn that began in 2000 and continued throughout 2001. Rigorous cost control in all of our operations coupled with our strong market positions enabled us to increase our earnings before income taxes, depreciation and amortization ("EBITDA") by 15% in 2001 to $50.4 million, up from $43.7 million in 2000. Our net revenue for 2001 grew by 36% to $209 million, compared to $154 million in 2000, while broadcast cash flow grew by 17% to 66.1 million, versus $56.4 million the year before.

Well Positioned for Future Growth

We have a strong national presence. Our diverse media asset base reaches nearly 80% of all U.S. Hispanics. Our broadcast properties are clustered in U.S. states and cities with some of the fastest-growing and highest-density Hispanic markets, in particular California, Arizona and Texas, and especially cities in those states that border Mexico.

We own and/or operate 9 television and 13 radio stations in six of the most important ports of entry along the U.S./Mexican border. Over 60% of the total population in these six border markets is of Hispanic descent. We also benefit from Mexican advertisers who want to reach audiences on the U.S. side of the border.

Hispanics accounted for 25% or more of the population in 12 of our 25 radio markets. In Los Angeles and New York, where we own approximately 11,200 outdoor facings targeting high-density Hispanic communities, Hispanics made up 40% and 19%, respectively, of the total population in 2000.

In addition to the strategic location of our assets and our diversification by media type and geography, we also benefit over time from the maturing and increased profitability of many of our newer television and radio stations. Included in this group are seven new television stations that we brought on line in 2001.

Regardless of the stage of development, all of our television and radio stations have attractive internal growth curves based on their leading positions in their local markets and the continued strong growth projected for the Hispanic population in our markets.

At year-end, we owned and/or operated 24 primary television stations in the top-50 U.S. Hispanic markets and 41 radio stations in the top-20 U.S. Hispanic markets. Our corporate strategy is to continue to grow our asset base in fast-growing and high-density Hispanic markets. Another aspect of our growth strategy is to add more markets where we own both television and radio properties and thereby take advantage of cross-promotion opportunities.

Telefutura Network, a New Income Stream

On January 14, 2002, Univision launched a second national Spanish-language television network, the Telefutura Network, to expand the offerings of its market-leading Univision Network. We are the largest affiliate of both the Univision Network and the Telefutura Network. In addition to six Entravision-owned stations that now are part of the Telefutura Network, we are managing four Univision-owned stations that also broadcast the Telefutura Network's programming.

The Univision Network is the dominant broadcaster of Spanish-language television in the United States, capturing an approximate 81% audience share and broadcasting 97 of the top-100 Spanish-language programs in 2001. The Telefutura Network is expected to increase the total audience for Spanish-language television by giving Hispanic viewers a greater choice in culturally relevant Spanish-language programs and thereby drawing bilingual Hispanics away from English-language television. While we expect break-even income results for our Telefutura operations in 2002, we anticipate that our Telefutura Network affiliates will provide us with a new and increasingly important income stream in future years.

Entravision has benefited enormously from a close relationship with Univision, which is a major stockholder in our company. In 2001, 23 Entravision television stations were affiliates of the Univision Network as part of long-term contracts. We now account for approximately 25% of the Univision Network's total broadcast distribution.

Future Prospects

Between 1996 and 2001, our net revenue grew at a compound annual growth rate of 77% and our broadcast cash flow at a rate of 75%. Part of this growth has come through acquisitions, but even our same-station rate of growth has consistently been in double digits. We expect to resume our historical pattern of growth over the next few years through internal and external expansion as attractive acquisition opportunities become available.

Our balance sheet remains strong, with approximately $19 million in cash at year-end and a conservative 4.7 times debt-to-cash flow ratio. We have a $600 million credit facility with $400 million of this facility available to finance new acquisitions.

Television will continue to be our core business. We plan to continue to grow our Univision and Telefutura audience bases by acquiring stations in cities with significant Hispanic populations that are not currently served by Univision or Entravision. In radio, we are focusing on additional acquisitions in the top-20 U.S. Hispanic markets and in markets where we already own Univision-affiliated television stations.

The internal building blocks for our future growth are firmly established. Our goals continue to be the achievement of 15% average annual growth in revenue and 20% in broadcast cash flow over the next five-year period.

Gratitude to Employees, Directors and Stockholders

The last year has been one of challenge, hard work and achievement. We are grateful to our employees and directors for their valued contribution to the company's success and to you, our stockholders, for your continued support. We look forward to a long and prosperous future.

[illegible]
Chairman and
Chief Executive Officer

[illegible]
President and
Chief Operating Officer

April 1, 2002



Television

Radio

Outdoor

Publishing

Entravision Television Station Portfolio

Market	Hispanic Market Rank	Call Letters, Channel
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KNVO-TV, Channel 48
Albuquerque-Santa Fe, New Mexico	11	KLUZ-TV, Channel 41 KTFA-LP, Channel 48
Denver-Boulder, Colorado	12	KCEC-TV, Channel 50 KTFD-LP, Channel 36 K03EM, Channel 3
San Diego, California	14	KBNT-LP, Channel 17 KTCD-LP, Channel 46[1] KHAX-LP, Channel 49[1]
El Paso, Texas	16	KINT-TV, Channel 26 KTFN-TV, Channel 65
Washington, D.C.	18	WMDO-CA, Channel 30[2] WJAL-TV, Channel 68 WFDC-TV, Channel 14[3]
Tampa-St. Petersburg (Sarasota), Florida	19	WVEA-TV, Channel 62 WVEA-LP, Channel 61 WFTT-TV, Channel 50[3]
Orlando-Daytona Beach-Melbourne, Florida	20	WVEN-TV, Channel 26 WVCI-LP, Channel 63[4] W62CC, Channel 62 WOTF-TV, Channel 43[3]
Boston, Massachusetts	23	WUNI-TV, Channel 27 WUTF-TV, Channel 66[3]
Las Vegas, Nevada	24	KINC-TV, Channel 15 KELV-LP, Channel 2 KNTL-LP, Channel 47 KWWB-LP, Channel 45
Corpus Christi, Texas	26	KORO-TV, Channel 28 KCRP-CA, Channel 41[2]
Monterey-Salinas-Santa Cruz, California	28	KSMS-TV, Channel 67
Hartford-New Haven, Connecticut	29	WUVN-TV, Channel 18 WUTH-TV, Channel 47[5]
Laredo, Texas	34	KLDO-TV, Channel 27
Yuma, Arizona-El Centro, California	35	KVYE-TV, Channel 7
Colorado Springs-Pueblo, Colorado	37	KGHB-CA, Channel 27[2]
Santa Barbara-Santa Maria-San Luis Obispo, California	39	KPMR-TV, Channel 38 KTSB-LP, Channel 43[5] K10OG, Channel 10[5] K21EX, Channel 21[5] K28FK, Channel 28[5] K35ER, Channel 35[5]
Odessa-Midland, Texas	40	KUPB-TV, Channel 18
Palm Springs, California	42	KVER-CA, Channel 4[2] KEVC-CA, Channel 5[2] KVES-LP, Channel 28
Lubbock, Texas	45	KBZO-LP, Channel 51
Amarillo, Texas	46	KEAT-LP, Channel 22
Reno, Nevada	56	KNVV-LP, Channel 41 KNCV-LP, Channel 48
San Angelo, Texas	80	KEUS-LP, Channel 31
Tecate, Baja California, Mexico	–	XUPN-TV, Channel 49[6]
Tijuana, Mexico	– –	XHAS-TV, Channel 33[6] XETV-TV, Channel 6[3]

[1] We own a 47.5% equity interest in the entities that hold the FCC licenses to these stations, and have signed a definitive agreement to acquire the remaining 52.5% equity interest in each entity. We provide substantially all of the programming and related services available on these stations pursuant to a time brokerage agreement.
[2] "CA" in call letters indicates station is under Class A television service.
[3] We run the sales and marketing operations of this station under a marketing and sales arrangement.
[4] Operated pursuant to a time brokerage agreement under which we grant to a third-party the right to program the station.
[5] Operated pursuant to a time brokerage agreement under which a third-party grants to us the right to program the station.
[6] We hold a minority, limited voting interest (neutral investment stock) in the entity that directly or indirectly holds the broadcast license for this station. We have been retained to provide the programming and related services available on this station under a time brokerage agreement. The station holds absolute control on the contents and other broadcast issues.

Entravision Radio Station Portfolio

Market	Call Letters
Phoenix, Arizona	KDVA 106.9 FM[1]
Phoenix, Arizona	KLNZ 103.5 FM
Phoenix, Arizona	KVVA 107.1 FM[1]
Phoenix, Arizona	KUET 710 AM
Tucson-Nogales, Arizona	KZLZ 105.3 FM[3]
Tucson-Nogales, Arizona	KZNO 98.3 FM
Brawley, California	KWST 1430 AM
El Centro, California	KSEH 94.5 FM
Fresno, California	KZFO 92.1 FM
Imperial, California	KMXX 99.3 FM
Los Angeles, California	KSSC 103.1 FM[1]
Los Angeles, California	KSSD 103.1 FM[1]
Los Angeles, California	KSSE 97.5[1]
Modesto, California	KCVR 98.9 FM[1]
Modesto, California	KTSE 97.1 FM
Monterey-Salinas-Santa Cruz, California	KLOK 99.5 FM
Monterey-Salinas-Santa Cruz, California	KSES 107.1 FM
Monterey-Salinas-Santa Cruz, California	KMBX 700 AM
Palm Springs, California	KBZO 1460 AM
Sacramento, California	KCCL 101.9 FM
Sacramento, California	KRCX 99.9 FM
Sacramento, California	KRRE 104.3 FM
San Francisco-San Jose, California	KLOK 1170 AM
San Francisco-San Jose, California	KBRG 100.3 FM
Stockton, California	KCVR 1570 AM[1]
Stockton, California	KMIX 100.9 FM
Aspen, Colorado	KPVW 107.1 FM
Denver-Boulder, Colorado	KJMN 92.1 FM
Denver-Boulder, Colorado	KMXA 1090 AM
Miami-Ft. Lauderdale-Hollywood, Florida	WLQY 1320 AM[2]
Chicago, Illinois	WRZA 99.9 FM[1]
Chicago, Illinois	WZCH 103.9 FM[1]
Chicago, Illinois	WNDZ 750 AM[2]
Las Vegas, Nevada	KRRN 105.1 FM
Reno, Nevada	KRNV 101.7 FM
Albuquerque, New Mexico	KRZY 105.9 FM
Albuquerque, New Mexico	KRZY 1450 AM
Dallas-Ft. Worth, Texas	KRVA 1600 AM
Dallas-Ft. Worth, Texas	KRVA 106.9 FM[1][3]
Dallas-Ft. Worth, Texas	KRVF 107.1 FM[3]
Dallas-Ft. Worth, Texas	KXGM 106.5 FM[2]
Dallas-Ft. Worth, Texas	KZMP 101.7 FM[1]
Dallas-Ft. Worth, Texas	KZMP 1540 AM[1]
El Paso, Texas	KHRO 94.7 FM
El Paso, Texas	KINT 93.9 FM
El Paso, Texas	KOFX 92.3 FM
El Paso, Texas	KSVE 1150 AM
El Paso, Texas	KBIV 1650 AM[4]
Harlingen-Weslaco-Brownsville-McAllen, Texas	KFRQ 94.5 FM
Harlingen-Weslaco-Brownsville-McAllen, Texas	KKPS 99.5 FM
Harlingen-Weslaco-Brownsville-McAllen, Texas	KVLY 107.9 FM
Harlingen-Weslaco-Brownsville-McAllen, Texas	KVPA 101.1 FM
Houston-Galveston, Texas	KGOL 1180 AM[2]
Lubbock, Texas	KLOB 94.7 FM

[1] Simulcast station.
[2] Operated pursuant to a time brokerage agreement under which we grant to a third-party the right to program the station.
[3] Operated pursuant to a time brokerage agreement under which a third-party grants to us the right to program the station.
[4] Regular broadcast operations not yet commenced.

BEST AVAILABLE COPY

Entravision Communications Corporation

2001 Condensed Consolidated Financial Statements

NYSE:

EVC

-- Officers and Directors --

Officers

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Paul A. Zevnik
Secretary

Jeanette Tully
Executive Vice President and
Chief Financial Officer

Jeffery A. Liberman
President, Radio Division

Glenn Emanuel
President, Outdoor Division

Larry Safir
Executive Vice President

Michael G. Rowles
Senior Vice President and
General Counsel

Directors

Walter F. Ulloa
Chairman and Chief Executive Officer

Philip C. Wilkinson
President and Chief Operating Officer

Paul A. Zevnik
Secretary
Partner, Zevnik Horton LLP

Andrew W. Hobson
Executive Vice President,
Univision Communications Inc.

Michael D. Wortsman
Co-President, Univision Television
Group Inc.

Darryl B. Thompson
Partner, TSG Capital Group, L.L.C.

Amador S. Bustos
Private Investor

Michael S. Rosen
Chairman and Chief Investment Officer,
Context Capital Management, LLC

Esteban E. Torres
Former Congressman

Patricia Diaz Dennis
Senior Vice President of Regulatory
and Public Affairs,
SBC Communications Inc.

-- Condensed Consolidated Statements of Cash Flows --

(In thousands) Years ended December 31,	2001	2000	1999
Cash Flows from Operating Activities			
Net loss	$(65,795)	$ (92,240)	$(39,957)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	120,017	69,238	15,723
Deferred tax expense (benefit)	(23,749)	(4,126)	406
Amortization of debt issue costs	1,318	2,522	258
Amortization of syndication contracts	1,090	257	—
Intrinsic value of subordinated note conversion option	—	39,677	2,500
Net (income) loss in equity method investee	(27)	214	—
Non-cash stock-based compensation	3,243	5,899	29,143
(Gain) loss on disposal of media properties and other assets	(4,977)	(43)	100
Changes in assets and liabilities, net of effect of business combination	(19,122)	(10,790)	(2,045)
Net cash provided by operating activities	11,998	10,608	6,128
Cash Flows from Investing Activities			
Purchases of property and equipment	(28,680)	(22,848)	(12,825)
Proceeds from disposal of media properties and other assets	10,086	11,043	116
Cash deposits and purchase price on acquisitions	(45,139)	(990,495)	(46,354)
Net cash (used in) investing activities	(63,733)	(1,002,300)	(59,063)
Cash Flows from Financing Activities			
Proceeds from issuance of common stock	4,048	813,974	—
Principal payments on notes payable	(2,524)	(334,925)	(352)
Proceeds from borrowings on notes payable	—	592,367	54,913
Dividends paid to members for income taxes	—	—	(2,400)
Purchase and retirement of common stock	—	—	(530)
Payments of deferred debt costs	—	(12,857)	—
Net cash provided by financing activities	1,524	1,058,559	51,631
Net increase (decrease) in cash and cash equivalents	(50,211)	66,867	(1,304)
Cash and Cash Equivalents			
Beginning	69,224	2,357	3,661
Ending	$ 19,013	$ 69,224	$ 2,357

Number of Common Shares — Treasury Stock	Common Stock — Class A	Class B	Class C	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Subscription Notes Receivable	Total
—	$—	$—	$—	$ —	$ —	$ —	$ —	$ —
—	1	3	—	26,972	(6,528)	—	(598)	19,850
—	—	—	—	10	—	—	(10)	—
—	5	—	2	933,967	—	—	—	933,974
—	1	—	—	131,825	(817)	—	—	131,009
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	(2,449)	—	(2,449)
—	—	—	—	—	1,600	—	—	1,600
—	—	—	—	91	—	—	—	91
—	—	—	—	—	—	(28,698)	—	(28,698)
—	7	3	2	1,092,865	(5,745)	(31,147)	(608)	1,055,377
—	—	—	—	25	—	—	(25)	—
—	—	—	—	4,048	—	—	—	4,048
—	—	—	—	—	—	(10,117)	—	(10,117)
—	—	—	—	—	2,518	—	—	2,518
—	—	—	—	731	—	—	—	731
3,684	—	—	—	(52)	52	—	—	—
—	—	—	—	—	—	—	633	633
—	—	—	—	—	—	(65,795)	—	(65,795)
3,684	$ 7	$ 3	$ 2	$1,097,617	$(3,175)	$(107,059)	$ —	$ 987,395

Additional Paid-in Capital of Member Corporations	Deferred Compensation	Accumulated Deficit	Notes Receivable Stockholder and Members	Total
$ 16,329	$ —	$ (6,217)	$(561)	$ 24,871
—	—	—	—	13,915
—	—	—	—	2,500
—	—	—	—	—
—	—	—	—	23
—	—	—	(23)	(23)
—	—	—	—	29,143
—	—	(61)	—	(61)
—	—	(39,957)	—	(39,957)
—	—	(2,400)	—	(2,400)
16,329	—	(48,635)	(584)	28,011
—	—	—	(14)	—
31,600	—	—	—	31,600
19,537	—	—	—	19,537
—	(6,920)	—	—	—
—	392	—	—	392
—	—	—	—	3,852
—	—	(63,542)	—	(63,542)
(67,466)	—	112,177	—	—
—	6,528	—	598	(19,850)
$ —	$ —	$ —	$ —	$ —

-- Condensed Consolidated Balance Sheets --

ı thousands) December 31,	2001	2000
ssets		
urrent assets	$ 73,951	$ 122,053
'operty and equipment, net	181,135	169,289
tangible assets, net	1,268,351	1,255,386
:her assets	12,080	13,765
	$1,535,517	$1,560,493
iabilities, Mandatorily Redeemable Preferred Stock and Equity		
urrent liabilities	$ 28,669	$ 32,927
›ng-term debt, net of current maturities	249,428	252,495
:her long-term liabilities	2,313	6,672
eferred taxes	176,992	132,419
›tal liabilities	457,402	424,513
ries A mandatorily redeemable convertible preferred stock, (liquidation value 2001 $100,970; 2000 $93,060)	90,720	80,603
uity	987,395	1,055,985
ss stock subscription notes receivable	—	(608)
	987,395	1,055,377
	$1,535,517	$1,560,493

ıe condensed consolidated financial statements should be read in connection with the complete set of financial atements presented in Entravision's Annual Report on Form 10-K.

n thousands) Years ended December 31,	2001	2000	1999
upplemental Disclosures of Cash Flow Information			
ash payments for:			
nterest	$ 17,563	$ 23,266	$ 10,542
ncome taxes	$ 750	$ 895	$ 96
upplemental Disclosures of Non-Cash Investing and Financing Activities			
onversion of notes payable into preferred stock and Class C common shares	$ —	$ 198,539	$ —
roperty and equipment acquired under capital lease obligations and included in accounts payable	$ 261	$ 827	$ —
ssuance of note payable in connection with redemption of common stock of member corporations	$ —	$ —	$ 30
ssets Acquired and Debt and Equity Issued in Business Combinations			
urrent and other assets, net of cash acquired	$ 165	$ 25,771	$ 86
roperty and equipment	3,685	128,342	4,477
ntangible assets	57,526	1,164,047	67,533
urrent and other liabilities	—	(25,811)	—
eferred taxes	(3,029)	(123,311)	(2,112)
otes payable	—	(40,004)	(12,000)
ncrease in subordinated note conversion option	—	—	(13,915)
stimated fair value of properties exchanged	(11,172)	—	—
stimated fair value allocated to purchase option agreement	—	(3,500)	—
ssuance of common stock and exchange of stock options	—	(131,009)	—
ess cash deposits from prior year	(2,476)	(8,500)	(5,533)
et cash paid	$ 44,699	$ 986,025	$ 38,536
xercise of options granted in business combinations	$ 1,036	$ —	$ —

he condensed consolidated financial statements should be read in connection with the complete set of financial tatements presented in Entravision's Annual Report on Form 10-K.

-- Condensed Consolidated Statements --
of Mandatorily Redeemable Preferred Stock and Equity

	Mandatorily Redeemable Preferred Stock		Number of Common Shares		
ı thousands, except share data)	*Shares*	*Amount*	*Class A*	*Class B*	*Class C*
ılance, August 2, 2000	—	$ —	—	—	—
djustments to give effect to reorganization	—	—	5,538,175	27,678,533	—
ıterest earned on subscriptions receivable	—	—	—	—	—
suance of common stock in initial public offering, including exchange of Univision note payable for 21,983,392 Class C common shares, and net of $52,217 issuance costs	—	—	52,900,000	—	21,983,392
suance of common stock and exchange of stock options in connection with the acquisition of Z-Spanish Media	—	—	7,187,888	—	—
suance of preferred stock upon conversion of subordinated note	5,865,102	78,154	—	—	—
ccretion of redemption value on preferred stock	—	2,449	—	—	—
mortization of deferred compensation	—	—	—	—	—
ock options granted to non-employees	—	—	—	—	—
et loss for the period from August 2, 2000 through December 31, 2000	—	—	—	—	—
ılance, December 31, 2000	5,865,102	80,603	65,626,063	27,678,533	21,983,392
ıterest earned on subscriptions receivable	—	—	—	—	—
suance of common stock upon exercise of stock options	—	—	521,731	—	—
ccretion of redemption value on preferred stock	—	10,117	—	—	—
mortization of deferred compensation	—	—	—	—	—
ock options granted to non-employees	—	—	—	—	—
easury stock repurchase	—	—	(3,684)	—	—
eclassification of subscriptions receivable to current assets	—	—	—	—	—
et loss for the year ended December 31, 2001	—	—	—	—	—
ılance, December 31, 2001	5,865,102	$90,720	66,144,110	27,678,533	21,983,392

ıe condensed consolidated financial statements should be read in connection with the complete set of financial atements presented in Entravision's Annual Report on Form 10-K.

-- Corporate Information --

Corporate Headquarters
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404
(310) 447-3870

Common Stock
Stock Symbol: EVC
Listed: New York Stock Exchange

Stock Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
(800) 356-2017
Web Site Address: www.mellon-investor.com

Annual Meeting of Stockholders
Thursday, May 16, 2002 at 10:00 a.m.
The Fairmont Miramar
101 Wilshire Boulevard
Santa Monica, California 90401
(310) 576-7777

Independent Accountants
McGladrey & Pullen, LLP
251 South Lake Avenue, Suite 300
Pasadena, California 91101
(626) 795-7950

Press Release Information
Press release and other information are available on the internet at Entravision's homepage on the world wide web at www.entravision.com.

The company's press releases are also available through the corporate offices at (310) 447-3870.

Additional Information
The company files periodic reports with the Securities and Exchange Commission that contain additional information about the company.

Annual Report on Form 10-K
Entravision's audited consolidated financial statements, and notes thereto, and other information required to be furnished to stockholders are included in Entravision's Annual Report on Form 10-K which is being provided to stockholders with this Annual Report.

Forward-Looking Statements
In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Entravision notes that certain statements contained in this Annual Report are forward-looking in nature. Although Entravision believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations. Entravision does not intend to update these forward-looking statements.

-- Report of Independent Auditors --

To the Board of Directors and Stockholders of Entravision Communications Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Entravision Communications Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and equity for each of the three years in the period ended December 31, 2001 (not presented herein); and in our report dated February 8, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

McGladrey & Pullen, LLP

Pasadena, California
February 8, 2002

The condensed consolidated financial statements should be read in connection with the complete set of financial statements presented in Entravision's Annual Report on Form 10-K.